Joseph A. Herz, Esq.

Tel 212.801.6926

Fax 212.805.5539

HerzJ@gtlaw.com

November 27, 2017

United States Securities and Exchange Commission

Office of Manufacturing and Construction

Washington, DC 20549

Attention:  Pamela Long, Assistant Director

Re:                             Boulevard Acquisition Corp II Cayman Holding Company
Amendment No. 1 to Registration Statement on Form F-4
Filed November 2, 2017

File No. 333-220428

Dear Ms. Long:

This letter is submitted on behalf of Boulevard Acquisition Corp II Cayman Holding Company (the “Company”), Boulevard Acquisition Corp. II (“Boulevard”) and Estre Ambiental S.A. (“Estre”) in response to the comments of the staff of the Office of Manufacturing and Construction (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-4 filed with the Commission on September 12, 2017 (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed on November 2, 2017 (“Amendment No. 1”), as set forth in the Staff’s letter dated November 16, 2017 (the “Comment Letter”). The Company is concurrently submitting Amendment No. 2 to the Registration Statement (“Amendment No. 2”) which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with the Company’s responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 1, and page references in the responses refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

The responses provided herein are based upon information provided to Greenberg Traurig, LLP by the Company, Boulevard and Estre.

General

1.                                      We note your response to comment 1 and we re-issue our comment. Please revise your registration statement to place the prospectus cover page at the front of the prospectus. The prospectus cover page should include all of the information required by Item 501 of Regulation S-K, should include only key information about the transaction if not required by Item 501, and should not exceed one page. It may be formatted as a letter to shareholders, but must meet these cover page requirements.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 2 to include the “Subject to Completion” legend only on the cover page at the front of the prospectus. The Company advises the Staff that the final prospectus cover page will not exceed one page.

Recent Developments, page 35

2.                                      We note that Estre entered into three independent memorandums of understanding to acquire three waste management companies in Brazil. In addition to disclosing the expected combined annual revenues of these three companies, please also disclose the expected purchase price of these acquisitions and correspondingly what liquidity sources will be used to fund the acquisitions.

Response: In response to the Staff’s comment, the Company advises the Staff that the terms of these potential acquisitions are still being negotiated, including the respective purchase prices. In the event these acquisitions are completed, Estre expects that the purchase price for each of these acquisitions will be paid in installments over a number of years and to finance such purchase price installments, Estre intends to use funds generated in the ordinary course of its operations. In addition, Estre does not expect that these potential acquisitions will have a material impact on its results of operations or financial position if consummated.

Comparative Per Share Data, page 71

3.                                      We note your response to comment 12. It does not appear that you have provided the equivalent pro forma per share required by Item 3(f) of Part I.A. of the Form F-4 in which the pro forma amounts are multiplied by the share exchange ratio. Please revise your filing.

Response: In response to the Staff’s comment, the Company has amended the table on page 70 of Amendment No. 2 to include the pro forma equivalent per share information.

Proposals to be Considered by Boulevard’s Stockholders, page 124

The Business Combination Proposal, page 124

Background of the Business Combination, page 124

4.                                      We note your response to comment 21. Please revise your disclosure to specify who proposed the enterprise value for Estre.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 125 of Amendment No. 2.

Accounting Treatment, page 163

5.                                      We note your response to comment 38. You concluded that Estre will be the accounting acquirer upon completion of the business combination transaction. Please tell us how you determined the transaction represents a business combination, including your consideration of whether Boulevard represents a business, pursuant to IFRS 3.3 and Appendix A to IFRS 3.

Response: In response to the Staff’s comment, the Company advises the Staff that, although the guidance in IFRS 3 has been used to assess which entity is the accounting acquirer, the transaction does not represent a business combination under IFRS.

As disclosed under Note 1 to the Unaudited Condensed Combined Pro Forma Financial Information on page 170 of Amendment No. 2, the transaction will be accounted for as a reorganization and recapitalization transaction whereby ESTR is created as a holding company of Estre and will concurrently issue shares to the stockholders of Boulevard in exchange for the cash held in Boulevard’s trust account (a recapitalization). In addition, the transaction will not result in a change of control of the operations of Estre, as noted in the response to comment 6 below.

According to IFRS 3.3, B.7 and B.8, Boulevard does not meet the definition of a business as its inputs are comprised solely of its cash balance of approximately US$370 million, and Boulevard conducts no activities capable of generating outputs.

The term “business combination” is being used throughout the Registration Statement as a legal term to describe the transaction (which is customary terminology in special purpose acquisition company transactions). However, the accounting treatment for the transaction will not be that of a Business Combination under IFRS 3.

6.                                      In light of Boulevard’s expected voting interest of 56.6% with the potential to further increase to 67.3%, please provide a more robust explanation of how you determined that the shareholders of Estre will have control over the combined entity pursuant to IFRS 10. For example, please clarify if there are any contractual arrangements giving the shareholders of Estre power over the combined entity. Your analysis appears to indicate that one of the primary factors you considered in reaching your conclusion that Estre is the accounting acquirer is the existence of a large minority voting interest, BTG Pactual Group, which will own 28.3% of the combined entity. However, it is again not clear how BTG Pactual Group will be able to exert power over the combined entity. Your explanation should include specific examples of the rights the shareholders of Estre will have to be able to direct the relevant activities of the combined entity. Please refer to IFRS 10.10 through 14.

Response: In response to the Staff’s comment, the Company advises the Staff that there are no contractual arrangements providing the shareholders of Estre with control over ESTR. However, as noted in the Company’s response to comment 38 of the Staff’s prior comment letter, a primary factor considered to conclude that the shareholders of Estre will control the relevant activities of ESTR is that ESTR’s executive officers will consist entirely of Estre’s current management officers that were appointed by BTG Pactual, and who have the knowledge, experience and expertise to direct the relevant activities of ESTR. Please refer to page 316 of Amendment No. 2.

In addition, as disclosed on page 316 of Amendment No 2, four of the six new independent members of ESTR’s Board of Directors that were recently appointed were designated by BTG Pactual and approved by Boulevard.

7.                                      Please also clarify the following items in regards to the analysis you performed pursuant to IFRS 3.6 and 3.7:

•                  Please confirm that the relative voting rights you disclose take into consideration the voting rights to be given to the Class B shareholders of ESTR;

Response: In response to the Staff’s comment, the Company confirms that the relative voting rights that have been disclosed in Amendment No. 2take into consideration the voting rights to be given to the Class B shareholders of ESTR.

•                  Please help us better understand how the initial composition of the Board of Directors will be determined. We note that one member will be appointed by Avenue and that Boulevard’s management and acquisition team are employees of Avenue as well as that two members are current Directors of Estre. Please help us better understand how it will be determined who the remaining 8 board members will be, including who will nominate and vote on these members; and

Response: In response to the Staff’s comment, the Company advises the Staff that there will be eleven members of ESTR’s board of directors, as follows:

•                  Seven board members have already been designated, of which (i) six were designated by BTG Pactual and approved by Boulevard (five of whom are independent, plus Sergio Pedreiro, the current CEO of Estre) and (ii) one was designated by Boulevard (Steven Trevor, to serve as Boulevard’s representative) and approved by BTG Pactual.  Of these seven members, two currently serve on Estre’s board of directors, one of whom is the current CEO and the other who is independent (Andreas Yutaka Gruson).

•                  Two additional independent directors will be designated by BTG Pactual and approved by Boulevard prior to consummation of the transaction;

•                  One board member will be designated by BTG Pactual (to serve as BTG Pactual’s representative) prior to consummation of the transaction; and

•                  one board member will be designated by Wilson Quintella (a current shareholder of Estre) prior to consummation of the transaction.

•                  Please tell us what consideration you gave to IFRS 3.B15(e) regarding the terms of the exchanges of equity interest.

Response: In response to the Staff’s comment, the Company advises the Staff that there is no premium to pay over the pre-combination fair value. Estre’s shareholders will not receive any financial compensation in the transaction, except for the receipt of the newly issued shares of ESTR.

Unaudited Condensed Combined Pro Forma Financial Information, page 164

8.                                      Pursuant to Instruction 1 to Rule 11-02 of Regulation S-X, please only present your pro forma statement of profit or loss through profit or loss from continuing operations.

Response: In response to the Staff’s comment, the Company has revised the Unaudited Condensed Combined Pro Forma Financial Information on pages 168 and 169 of Amendment No. 2 to present the pro forma statement of profit or loss through profit or loss from continuing operations.

9.                                      On page 160 you discuss a stock purchase agreement with EcoPower. Please disclose when this was entered into and please tell us what consideration you gave as to the impact of this agreement on your pro forma financial information.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 124 of Amendment No. 2 to disclose the date of the stock purchase agreement.

The Company advises the Staff that, based on a review of the EcoPower Solutions agreement, the substance of the transaction is of a contingent fee (akin to a finder fee) to be paid to EcoPower Solutions, LLC in the form of the transfer to EcoPower Solutions, LLC of a portion of the shares of Boulevard’s Class B common stock held by Boulevard’s Sponsor.

The Company further advises the Staff that, although the payment is to be made by the Sponsor, it is expected that this fee will be recorded at the Boulevard level as a closing cost, if and when the transaction closes, and measured at the excess of the fair value of the shares at closing over their purchase price.  The basis for recognizing the transaction at the Boulevard level is that that Boulevard would derive benefit from the transaction with EcoPower Solutions (i.e., the completion of a business combination) that is entered into by one of its stockholders for the benefit of Boulevard.  The basis for using the excess of the fair value over the purchase price, is that using the purchase price would not reflect the economics of the transaction, as the historical price was set at the inception of Boulevard, when the probability of consummating a business combination transaction was lower.

Based on the above accounting analysis, no adjustment would be needed in the combined pro forma statement of financial position as the entry to record this transaction would be both a debit and credit to Boulevard’s equity, and no adjustment would be reflected in the combined pro forma statement of profit or loss as the transaction would not have a continuing impact.

10.                               We note your responses to comments 3 and 4. Your disclosures indicate that the business combination transaction will result in the issuance of ordinary shares of ESTR, Class B common shares in Boulevard (also referred to as Founder shares), and Class B shares of ESTR. Please clarify in your disclosures how each of these classes of shares as well as the Newco warrants are reflected in your pro forma financial information, including in your determination of pro forma earnings per share amounts. For example, in Note 2 to the pro forma financial information, it is not clear if you are just referring to ordinary shares when referring to the number of ESTR shares issued to Boulevard shareholders.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 171 of Amendment No. 2 and advises the Staff that the pro forma financial information includes the effect of Class A and Class B shares of ESTR.

In addition, the effect of 7,875,000 outstanding warrants has not been included in the diluted earnings per share amount since the exercise price of the dilutive securities has been in excess of the average price for Boulevard’s stock since Boulevard’s initial public offering and, as such, the warrants are deemed to be out of the money. The warrant exercise price is US$11.50 and the Boulevard stock price has not historically deviated significantly from US$10.00 per share.

11.                               Your disclosures on page F-108 indicate that Estre Ambiental S.A. may have outstanding stock options. Please disclose what will happen to these stock options in the business combination transaction and correspondingly the impact of these stock options on the pro forma financial information.

Response: In response to the Staff’s comment, the Company advises the Staff that the outstanding stock options relate to Estre’s restructuring incentive plan (the incentives granted under such incentive plan are referred to as Estre “stock options”). Upon consummation of the transaction, these “stock options” will not be exchanged for options in ESTR shares and their original terms will not be amended. As such, no impact has been reflected in the pro forma financial information.

12.                               We note your response to comment 40. Your disclosures on page 159 indicate that Angra will decide whether or not it will contribute its Estre Shares to ESTR in connection with the Pre-Closing Restructuring by November 11, 2017. In this regard, it would appear that you would be able to revise your pro forma financial information based on this decision.

Response: In response to the Staff’s comment, the Company advises the Staff that Angra’s decision whether or not it will contribute its Estre shares to ESTR and, consequently, if the put option will be retained, has been extended to December 8, 2017.  Therefore, the effects of the exercise of the put option have not been reflected in the pro forma financial information.

13.                               We note your response to comment 41 of our letter dated October 10, 2017. It remains unclear how you arrived at the adjustment amount for pro forma interest expense for the six month period ended June 30, 2017. Specifically, it does not appear that using the average annual rate of 14.18% and the 641,996 pro forma debt balance as of January 1, 2016 results in pro forma interest expense of 51,397 for the six month period. Please revise your disclosures as necessary.

Response: In response to the Staff’s comment, the Company advises the Staff that as disclosed under “Debt Restructuring and New Debt” on page 161 of Amendment No. 2, upon consummation of the transaction, the renegotiated debt will have a grace period of two years for interest payments and three years for payments of the principal amount. As such, the interest expense in the pro forma statements of profit and loss are compounded as from January 1, 2016.

In addition, the Company has revised footnote (AA) of the pro forma financial information on page 173 of Amendment No. 2 to disclose the pro forma balance of the debentures as of January 1, 2017 that was used to calculate pro forma interest expense for the six months ended June 30, 2017.

14.                               We note your response to comment 43. For note (CC), please expand your disclosures to address how you determined the Boulevard warrants to purchase ordinary shares would be out of the money as well as the number of shares that could be issued upon the exercise of these warrants.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 175 of Amendment No. 2. The updated disclosure is set forth below.

(CC)                      Pro forma basic and diluted earnings per share from continuing operations — The weighted average number of shares used to calculate pro forma basic and diluted earnings per share from continuing operations is derived from the number of issued and outstanding shares of Estre and of Boulevard, of all classes, which remained unchanged across the periods in which the pro forma statements of profit and loss are presented at 108,104,368 Estre shares and 46,250,000 Boulevard shares, respectively. Estre shareholders will exchange their shares into 35,399,681 shares of ESTR and Boulevard stockholders will exchange their shares one for one for ESTR shares.

For the year ended December 31, 2016 and six month period ended June 30, 2017, the pro forma basic and diluted earnings per share from continuing operations are the same as the effect of the potential exercise of the 7,875,000 Boulevard warrants, which have not been included in the diluted earnings per share amount since the exercise price of the dilutive securities has been in excess of the average price for Boulevard’s stock since Boulevard’s initial public offering and, as such, the warrants are deemed to be out of the money. The warrant exercise price is US$11.50 and the Boulevard stock price has not historically deviated significantly from US$10.00 per share.

Critical Accounting Policies

Allowance for Doubtful Accounts, page 256

15.                               We note your response to comment 52. Based on the disclosures on page F-13, we note that Estre’s gross trade accounts receivable has increased from 922.3 million at March 31, 2017 to 951.1 million at June 30, 2017 yet the allowance for doubtful accounts has decreased from 145.7 million to 132.3 million at June 30, 2017. It also appears that revenues decreased from the quarter ended March 31, 2017 to the quarter ended June 30, 2017 by approximately 10 million; therefore, the gross accounts receivable balance increased while revenue appears to have decreased during the most recent period. Given these trends, we continue to believe that disclosures should be further expanded to provide additional insight as to how you perform your assessment of whether trade accounts receivable are impaired pursuant to IAS 39.58 and 59. Please specifically address the following:

•                  Please discuss the factors that caused the trends noted above in Estre’s allowance for doubtful accounts and gross trade accounts receivable;

Response: In response to the Staff’s comment, the Company advises the Staff that despite the decrease in revenues in the quarter ended June 30, 2017 as compared to the quarter ended March 31, 2017, the accounts receivable balance as of June 30, 2017 increased as compared to the balance as of March 31, 2017, due to an increase of approximately 10 days of sales outstanding (DSO), driven mainly by some municipal clients whose payments were delayed during the second quarter of 2017.

In addition, the allowance for doubtful accounts decreased mainly due to the collection of receivables that were due over 360 days and for which an allowance for doubtful was recorded, with such reversed amounts being in excess of the balances that fell due over 360 days during the period and for which an additional allowance for doubtful accounts was recorded. This ability to collect overdue accounts and reverse provisions accordingly was mainly driven by the appointment of new mayors in certain municipalities that had sufficient resources to settle old accounts receivable that were due to Estre.

Based on the above, the Company has revised the disclosure on page 255 of Amendment No.2.

•                  Please disclose the typical payment terms of your customer arrangements and how these terms correlate to your policy of waiting until a receivable becomes more than

360 days overdue prior to being considered impaired. Please disclose the typical payment terms of public sector customers separately;

Response: In response to the Staff’s comment, the Company advises the Staff that it has revised its disclosure on page 254 of Amendment No. 2 to include information in relation to the typical payment terms set forth in Estre’s contracts with its customers. The Company further notes that Estre has not separately disclosed the typical payment terms of public sector customers. This is because, while actual payment by public sector customers is subject to a host of challenges and peculiarities specific to doing business with governmental entities in Brazil, the actual contractually stipulated payment terms applicable to public sector customers are not significantly different from those with C&I customers. In addition, the Company further advises the Staff that as of June 30, 2017, accounts receivable from public sector customers represented approximately 87% of Estre’s total accounts receivable balance.

As disclosed on pages 244 and 254 of Amendment No.2 in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” under the headings “Summary of Estre’s Trade Accounts Receivable Policy,” and “Critical Accounting Policies-Allowance for Doubtful Accounts” invoicing arrangements are negotiated on a case-by-case basis. Estre’s customer contracts typically stipulate payment within 30 days from the invoice date, and invoices are generally paid between 30 to 45 days from the date of the invoice. However, significant variation in terms of actual payment exists across the spectrum of Estre’s customer base, with some customers making payments as promptly as within two days from the date of invoice, while other customers make payments as late as 180 days from the date of the invoice.

Specifically in relation to public sector customers, there is an element of seasonality with regard to payments, with a higher rate of payments during the first months of each year, as Brazilian municipalities receive an annual transfer of federal funds at the beginning of the year. As a result, in the beginning of the year, municipalities typically pay on time and, in addition, often make payments on past due amounts. On the other hand, the rate of late payments increases in the last quarter of the year as the liquidity of the municipalities decreases, including as a result of an increase in costs related to additional salary payments triggered by the requirement under Brazilian law to pay employees a “13th salary” at the end of the year.

The payment of accounts receivable that are due over 360 days is renegotiated and such renegotiation process often takes a significant period of time (in some cases,  years) to be concluded. Therefore, Estre records an allowance for doubtful accounts for amounts due over 360 days whose payment is in the process of being renegotiated for so long as the outcome of the renegotiation remains uncertain. Once the renegotiation is concluded with the respective municipality and there is sufficient evidence that the renegotiated payment schedule will be honored, the related allowance for doubtful accounts is reversed.

•                  We note that you reversed 121.2 million of the allowance for doubtful accounts during the six months ended June 30, 2017. Please help us better understand the factors that led to this reversal and the corresponding amounts associated with each factor. For example, please tell us how much of this reversal was due to collections from customers and how much was due to receivable balances written off; and

Response: In response to the Staff’s comment, the Company advises the Staff that the factors that led to the reversal are as follows:

(i)                         R$ 80.6 million corresponding to the collection of receivables due over 360 days;

(ii)                      R$ 34.4 million corresponding to receivables due over 360 days for which successful renegotiation agreements were entered into. In the second quarter of 2017, Estre renegotiated the payment of overdue receivables with two customers who had significant accounts due over 360 days; and

(iii)                   R$ 6.2 million corresponding to accounts receivables write-offs against the corresponding allowance for doubtful accounts.

•                  We note the disclosures on page 78 indicate that 87.0% of Estre’s total accounts receivable balances as of June 30, 2017 were due from public sector customers and correspondingly 91.4% of Estre’s provisions for doubtful accounts was related to public sector customers. Please provide us with more insight regarding your collection history with public sector customers, including whether there have been situations when you were unable to collect amounts due, including amounts which were over 360 days overdue.

Response: In response to the Staff’s comment, the Company advises the Staff that, as noted above, generally invoices issued to public sector customers are paid 30 to 45 days from the date of the invoice. In addition, Estre’s historical experience has shown that due to seasonality, collection from public sector customers can take up to 360 days. As noted above, invoices due for more than 360 days will be renegotiated and such renegotiation process often takes a significant period of time or even years. Therefore, Estre records an allowance for doubtful accounts for amounts due over 360 days whose payment is in the process of being renegotiated for so long as the outcome of the renegotiation remains uncertain.

Under Brazilian law, municipalities and other governmental entities are not permitted to declare bankruptcy and default on their payment obligations. As a result, Estre retains the right for an indefinite period of time to collect payments from municipalities with overdue accounts; therefore, Estre does not write off the receivables unless, for example, in cases where Estre is no longer providing services to the public entity customer and collection is not probable. The Company further notes that approximately R$84 million or 64% of the balance of the allowance for doubtful accounts as of June 30, 2017 relate to invoices issued in 2014 or prior years, including amounts that have been outstanding since 2009.

Upon Estre’s management change in 2014, and as a result of the implementation of a new collections policy, Estre has been able to successfully renegotiate the payment of overdue accounts receivable that were outstanding for a significant period of time, in some cases years. Estre continues monitoring the appropriateness of its allowance for doubtful accounts due to changes in the collection pattern.

16.                               In regards to your allowance for doubtful accounts, please explain your basis under IFRS of recording a valuation allowance for receivables. Specifically address paragraph 46 of IAS 39.

Response: In response to the Staff’s comment, the Company advises the Staff that, as per IAS 39 paragraph 46, and Note 2.14 to the consolidated financial statements of Estre, Estre’s receivables are classified as non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are carried at amortized cost using the effective interest method, less impairment (in accordance with IAS 39, paragraph 58).

Results of Operations, page 265

17.                               We note your response to comment 47. SAB Topic 5:P.4 refers to the cost savings as a result of your restructuring activities. It is not clear what the amounts in the table on page 251 represent, including how they represent cost savings. For example, you show cost savings associated with the employee stock option plan in 2016 of $28.9 million, and $9.1 million in 2015. It is not clear how you saved money given that this appears to be a one-time incentive plan. Please advise or revise your disclosures accordingly.

Response: In response to the Staff’s comment, the Company advises the Staff that the amounts set forth in the table on page 249 of Amendment No. 2 represent cost savings mainly resulting from employee terminations, increased operational efficiency and negotiations with certain suppliers in various areas, as indicated in more detail in the table below.

In addition, the line item “Employee stock option plan” was inadvertently and incorrectly included in the table and, accordingly, the table has been amended to delete this line item as follows:

	For the year ended December 31,
(in R$ millions)	2017	2016	2015
Employee termination / lay-offs	2.5	5.7	0.8
Personnel	1.6	4.1	0.8
Third party personnel	0.2	0.6	—
Benefits	0.3	1.0	—
Overtime	0.4	—	—
Logistics		0.1	—
Leachate treatment and disposal	2.7	2.3	5.7
Consultants	0.2	0.9	—
Technical assistance		—	0.6
Transportation costs	0.7	0.1	—
Maintenance equipment	0.4	—	—
IT and Telecommunications		—	1.3
Travel and lodging		0.2	—
Fuel costs	0.5	0.3	—
Total	6.8	9.6	8.4

18.                               We note your response to comment 50. We continue to believe that you should better expand your disclosures regarding your effective tax rate to clarify what is driving significant changes in your effective tax rate from period to period, including why you are recording significant income and social contribution tax expenses in periods when you are recording significant losses before income and social contribution taxes such as the year ended December 31, 2016.

Response: In response to the Staff’s comment, the Company advises the Staff that it has revised its disclosure on pages 281 and 282 of Amendment No. 2 to further disclose what is driving the significant changes in the effective income tax rates.

In addition, the Company further notes the explanations below of the changes of the effective tax rates in 2016, 2015 and 2014:

Under Brazilian income tax law, income taxes are paid by each entity on a stand-alone basis. As a result, changes in the consolidated effective tax rate are driven by changes in the effective tax rates of each individual entity.

Estre’s consolidated effective tax rate (i) in 2016, was an income tax expense of 45.09%, (ii) in 2015, was an income tax gain of 3.50% and (iii) in 2014, was an income tax expense of 7.14%. The significant variation in the consolidated effective tax rates was mainly due to the following factors:

A.            In 2016, although Estre generated consolidated losses, a number of its subsidiaries generated taxable income resulting in the recognition of an aggregate current income tax expense of R$55 million. In addition, Estre recognized a deferred income tax loss of R$50 million because of the recognition of additional deferred income tax liabilities during the period.

B.            In 2015, although Estre generated consolidated losses, a number of its subsidiaries generated taxable income resulting in the recognition of an aggregate current income tax expense of R$6 million. However, Estre recognized a deferred income tax gain of R$13 million because of the recognition of a deferred tax asset on loss carryforwards used to settle tax contingencies under the REFIS “COPA” tax amnesty program and additional net deferred income tax assets recognized during the period.

C.            In 2014, although Estre generated consolidated losses, a number of its subsidiaries generated taxable income resulting the recognition of an aggregate current income tax expense of R$48 million. However, Estre recognized a deferred income tax gain of R$42 million because of the recognition of a deferred tax asset on loss carryforwards used to settle tax contingencies under the REFIS “COPA” tax amnesty program and additional net deferred income tax assets recognized during the period.

Set forth below is an analysis of the calculation of the effective income tax rate for the years ended December 31, 2016, 2015 and 2014:

In 2016, Estre recorded consolidated losses before income tax and social contribution taxes of R$233 million, resulting in an income tax credit of R$79 million (applying a statutory rate of 34%). However, Estre recognized consolidated income tax expenses (current and deferred) of R$105 million. The main reasons for the difference are as follows:

•                  (-) R$126 million of losses by entities for which a deferred income tax asset was not recognized on such losses as it is not expected that the respective entities will generate future taxable income;

•                  (-) R$31 million of non-deductible permanent difference;

•                  (+) R$11 million of amortization of taxable goodwill;

•                  (+) R$19 million of deferred taxes on revenues from governmental entities, which are only taxable when paid; and

•                  (-) R$63 million of deferred tax assets not recognized in entities that are not expected to generate future taxable income.

In 2015, Estre recorded consolidated losses before income tax and social contribution taxes of R$197 million, resulting in an income tax credit of R$67 million (applying a statutory rate of 34%), and recognized net consolidated income tax credits of R$7 million (R$6 million of current income tax expenses and R$13 million of deferred income tax gains). The main reasons for the difference are as follows:

•                  (-) R$99 million of losses by entities for which a deferred income tax asset was not recognized on such losses as it is not expected that the respective entities will generate future taxable income;

•                  (-) R$10 million of non-deductible permanent difference;

•                  (+) R$13 million of amortization of taxable goodwill;

•                  (+) R$7 million of deferred taxes on revenues from governmental entities, which are only taxable when paid; and

•                  (+) R$18 million of deferred tax assets recognized.

In 2014, Estre recorded consolidated losses before income tax and social contribution taxes of R$91 million, resulting in an income tax credit of R$31 million (applying a statutory rate of 34%). However, Estre recognized a net consolidated income tax expense of R$6 million (R$48 million of current income tax expense and R$41 million of deferred income tax gain). The main reasons for the difference are as follows:

•                  (-) R$110 million of losses by entities for which a deferred income tax asset was not recognized on such losses as it is not expected that the respective entities will generate future taxable income; and

•                  (+) R$80 million of gain on investment sale.

19.                               We note your response to comment 51. It remains unclear how you arrived at the 61.5 million increase in depreciation charges disclosed on page 274 which were recorded in costs of services for the landfill segment and how this correlates to your disclosures in the notes to the financial statements. Please better clarify by disclosing the specific property categories of the assets included in this segment and whether there are offsetting decreases reflected in the notes to the financial statements.

Response: In response to the Staff’s comment, the Company has revised Note 31, Segment Reporting, to Estre’s 2016 consolidated financial statements, to reclassify certain amounts previously presented under the Landfills cost of service line item, with such amounts now being presented among the cost of service line item of Landfills, Value Recovery and Corporate. As a result of these revisions, the Company has also revised the disclosures in the MD&A on page 272 of Amendment No. 2.

Unaudited Interim Condensed Consolidated Financial Statements for the Period Ended . . .

Note 11. Debentures, page F-22

20.                               Your disclosures under note (a) indicate that you did not obtain a waiver from your debenture holders, which is inconsistent with your disclosures elsewhere including on page 93. Please revise your disclosures as necessary.

Response: In response to the Staff’s comment, the Company has revised Note 11, Debentures, of Estre’s unaudited interim condensed consolidated financial statements to disclose that in July 2017, Estre successfully obtained waivers from the debenture holders.

Audited Financial Statements of Estre Ambiental S.A.

Consolidated Statements of Cash Flows, page F-41

21.                               We note your response to comment 56. Please reconcile the amounts presented on the cash flow statement as monetary variation, financial charges, and interest to the amounts presented in finance expenses on page F-121.

Response: In response to the Staff’s comment, the Company presents below a reconciliation of total finance income and expenses, net as per Note 30 to Estre’s consolidated financial statements with the amounts presented in the statements of cash flow in the “monetary variation, financial charges, and interest” line item:

	2016	2015	2014
Finance expense, net as per Note 30 to the consolidated financial statements	(330)	(338)	(361)
“Monetary variation, financial charges and interest” as per cash flows	280	291	338
Difference	(50)	(47)	(23)

Financial charges accrued and paid during the year and reflected in the “Payment of interest and financial charges” line item in the cash flows	10	30	46
Others finance expenses and income accrued during the year and reflected in other various line items in the cash flows	40	17	(23)

Note 1. Operations

1.3 Divestiture, page F-44

22.                               We note your response to comment 58. Your disclosures on page 252 indicate that you require regulatory approval from UASEP in order to sell your interest in CGR Dona Juana S.A. In light of this requirement, please tell us how you determined that the investment is available for immediate sale in its present condition pursuant to IFRS 5.7. Your response also indicates that if USA Global is unsuccessful in securing a buyer, it is the intention of USA Global and Estre to terminate the agreement with Columbia regulatory authorities to operate CGR Dona Juana S.A and Estre will not reassume control. It is not clear who is currently controlling this entity and what consideration was given to IFRS 10.25 in accounting for any loss of control if applicable.

Response: In response to the Staff’s comment, the Company advises the Staff that Estre transferred control of Doña Juana to USA Global upon entering into the agency agreement on January 9, 2016 and under no circumstances will Estre reassume control, either because its interest will be sold to a third party or because the agreement with the Colombian regulatory authorities will be terminated. As of the date of this letter, USA

Global has not yet secured a buyer and the term of the agency agreement was extended by 12 months to July 5, 2018.

The Company further advises the Staff that Estre classified Doña Juana as a discontinued operation in accordance with IFRS 5.7, because Estre believes that the investment is available for immediate sale in its present condition, since Estre’s interest in Doña Juana has already been effectively sold as Estre will not reassume control, as noted above, and has already received substantially all of the non-refundable advance payment for the future sale of its interest in Doña Juana.  In addition, the sale is highly probable as USA Global is currently seeking the regulator’s approval for transferring Estre’s historical interest in Doña Juana to a third party buyer. Estre expects that the regulatory approval process will be finalized in the next months.

Upon loss of control, Estre applied the provisions of IFRS 10.25 and derecognized the assets and liabilities of Doña Juana from the consolidated statement of financial position as at December 31, 2016. In addition, the loss of control did not result in the recognition of any gain/loss, mainly because Estre lost control of Doña Juana while technically maintaining its ownership percentage of 51%.

2.17. Provisions, page F-75

23.                               We note your response to comment 68. We note your clarification that the discount rate used reflects your pre-tax long-term average cost of capital rate; however, it is unclear how this rate reflects the risks specific to the liability as required pursuant to IAS 37.47. Please advise.

Response: In response to the Staff’s comment, the Company advises the Staff that Estre believes that since the provision for landfill closure is a long-term liability directly associated to the landfill and that do not have any guarantees, the pre-tax long-term weighted average cost of capital rate reflect the risk specific to the liability that will be eventually settled with the returns generated by the landfill. This is consistent with the assumptions used by Estre in its business plans or when it evaluates expected returns when analyzing new projects. In addition, because the provision for landfill will be settled in the future, and it is currently unknown what resources will be used to settle the provision, i.e., through capital contributions or third party borrowings, the pre-tax long-term weighted average cost of capital considers the blended cost of both type of resources.

24.                               We note your response to comment 71. It remains unclear how the disclosures in your Legal and Administrative Proceedings section of the filing beginning on page 231 correlate to these disclosures in the notes to the financial statements. For example in the discussion of labor proceedings, it says that Estre estimated that the risk of loss was probable for 444 of the proceedings, involving a total aggregated amount of 21.1 million. However, the disclosures on page F-33 indicate that you considered the risk of loss probable and correspondingly accrued 51.5 million as of 6/30/17. Please revise your disclosures accordingly.

Response: In response to the Staff’s comment, the Company advises the Staff that it has revised the disclosure on page 234 of Amendment No. 2 to provide information consistent with the information in the financial statements, as the original disclosure did not include information with respect to all legal proceedings of Estre.

Note 29. Other Operating Income (Expenses), page F-121

25.                               We note your response to comment 74. Please help us better understand the nature of these tax credits and correspondingly why they would not be reflected on your statements of profit or loss as income and social contribution taxes pursuant to IAS 12.

Response: In response to the Staff’s comment, the Company advises the Staff that the nature of the tax credits from previous years relate to taxes paid in connection with the acquisition of materials such as individual safety equipment, uniforms and other equipment, similar to value added taxes, which Estre has not used to offset against the payment of other taxes in the years in which such receivables were generated, but that as a result of a further analysis of the applicable tax law, Estre subsequently recognized as recoverable taxes against income.

The Company further advises the Staff that these tax credits are not under the scope of IAS 12 as they are not taxes that are based on taxable profits.

Unaudited Financial Statements of Estre Ambiental S.A.

Note 16. Tax Liabilities

2017 Tax Amnesty Program, page F-31

26.                               In regards to the tax amnesty program, please address the following:

•                  Please disclose which financial position line item included the 355.8 million for the “tax provision balance recorded in prior periods” as of December 31, 2016; and

Response: In response to the Staff’s comment, the Company advises the Staff that the R$355.8 million for the “tax provision balance recorded in prior periods” is included in the “Tax liability” line item in the statement of financial position as of December 31, 2016, the breakdown of which is detailed in Note 16 to Estre’s consolidated financial statements, as follows:

PIS payable	22.0
COFINS payable	105.2
IRPJ payable	22.0
CSLL payable	11.4
Installment payment of federal taxes	96.4
Taxes payable under the tax amnesty program Refis Copa	98.8
Tax provision balance recorded in prior periods	355.8

•                  Please clarify what statement of profit or loss line items the 174.0 million of tax liability recorded during the period is reflected in during the 6 months ended June 30, 2017. It appears that $110.3 million of this amount is recorded in finance income and expenses, net. Please clarify how you determined this classification was appropriate. Specifically address what consideration was given to reflecting these additional expense amounts in the income and social contribution taxes line item pursuant to IAS 12 to offset the gain of 370.2 million recorded due to the recognition of tax loss carryforwards.

Response: In response to the Staff’s comment, the Company advises the Staff that the R$174.0 million of tax liability recorded during the period is reflected in the following line items in the statement of profit or loss:

General and administrative expenses	R$	53.6
Finance expense	R$	120.4
Tax liability recoded during the period (R$ million)	R$	174.0

The amount of R$110.3 million, indicated in the Staff’s comment, or the actual R$120.4 million in the breakdown above included in the “finance expense” line item relate to interest charges accrued on the unpaid tax balances. Estre believes that interest charges on unpaid tax balances are appropriately recorded in the “finance income and expense, net” line item, as such charges represent the time value of money for the unpaid amounts.

The 2017 Program allowed the settlement of tax contingencies related to different types of taxes. The R$174 million of tax provisions that was settled in the 2017 Program and recorded in profit and loss for the six months ended June 2017, relate to tax contingencies other than income taxes. Therefore, such provision was not recorded in the income tax expense line item to offset the gain recorded as a result of the recognition of tax loss carry forwards.

*          *          *

Please do not hesitate to call me at (212) 801-6926 should you have any questions regarding Amendment No. 2 or the above responses.

Sincerely yours,

/s/ Joseph A. Herz
Joseph A. Herz

cc:                                Nudrat Salik

Melissa Rocha

Frank Pigott

Stephen S. Trevor

Sergio Pedreiro

Alan I. Annex

J. Mathias von Bernuth